                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                         ARC International Corporation
            ------------------------------------------------------
                               (Name of Issuer)


                     Common Stock, no par value per share
              ---------------------------------------------------
                        (Title of Class of Securities)


                                   001905108
                ----------------------------------------------
                                (CUSIP Number)

                    Jerry Zucker
                    c/o The InterTech Group, Inc.
                    Post Office Box 5205
                    North Charleston, South Carolina 29405
                    (803) 744-5174

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 8, 1999
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)

                               Page 1 of 8 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 001905108                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      Jerry Zucker

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,361,800

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,361,800

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,361,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
          -------------------

          The class of equity security to which this Schedule 13D relates is the Common Stock ("ARC Common Stock"), no par value per share ("Share"),
                         ----------------                             -----
          of ARC International Corporation, an Ontario corporation ("ARC" or the
                                                                     ---
          "Issuer").  The principal executive offices of ARC are located at 4000
           ------
          Chesswood Drive, Downsview, Ontario, Canada M3J-2B9.

Item 2.   Identity and Background.
          -----------------------

          This Statement is being filed by Jerry Zucker (the "Reporting
                                                              ---------
          Person"), by virtue of his purchases of certain Shares and resulting
          ------
          beneficial ownership of greater than 5% of the outstanding Shares of the ARC Common Stock.

          (a) Names:  The name of the Reporting Person is Jerry Zucker.

          (b) Business Address: The principal business address of Mr. Zucker is Post Office Box 5205, North Charleston, SC 29405.

          (c) Principal Occupation and the Name, Principal Business and Address of any Corporation or Organization: Mr. Zucker is the chief executive of The InterTech Group, Inc. and Polymer Group, Inc. The InterTech Group, Inc. invests primarily in manufacturers, especially manufacturers of a wide and diverse variety of polymer and elastomer based products. The principal business of Polymer Group, Inc. is the manufacture and marketing of non-woven and woven polyolefin products. Mr. Zucker's principal business address is Post Office Box 5205, North Charleston, SC 29405.

          (d) Criminal Proceedings: During the past five years, Mr. Zucker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Securities Laws: During the past five years, Mr. Zucker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship:  Mr. Zucker is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Mr. Zucker has purchased an aggregate of 1,361,800 Shares for total consideration of $2,035,984.17. Such funds were provided from Mr. Zucker's personal funds and/or in part by margin account loans from Morgan Stanley Dean Witter extended in the ordinary course of business.

                               Page 3 of 8 Pages

Item 4.   Purpose of Transaction.
          ----------------------


          Mr. Zucker purchased the Shares for investment purposes. Mr. Zucker is continuing to review the performance of his investments and his investment alternatives. As part of his ongoing review of his investment in the Shares, Mr. Zucker may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. Mr. Zucker may explore other alternatives with respect to his investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present Board or management of the Issuer, or changes in the Issuer's business or corporate structure.

          Although the foregoing reflects activities presently contemplated by Mr. Zucker with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Zucker will take any of the actions referred to above.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  Amount Beneficially Owned:

               Mr. Zucker beneficially owns 1,361,800 Shares. Based on the 14,674,384 Shares outstanding as set forth in the Issuer's first quarter 1999 earnings report released on May 6, 1999, Mr. Zucker beneficially owns 9.3% of the outstanding Shares.

               (b)  Number of Shares as to which Mr. Zucker has:

                    (i)    Sole power to vote or to direct the vote:

                           1,361,800

                    (ii)   Shared power to vote or to direct the vote:

                           -0-

                    (iii) Sole power to dispose or to direct the disposition of:

                           1,361,800

                    (iv) Shared power to dispose or to direct the disposition of:

                           -0-

                               Page 4 of 8 Pages

               (c) Transactions Within the Past 60 Days: In the past 60 days, the following transactions have occurred involving Mr. Zucker.

               Person Who Effected       Transaction              Number of      Price Per
                 the Transaction            Date              Shares Purchased     Share
               -------------------       -----------          ----------------   ---------
               Jerry Zucker              July 21, 1999             51,100        $  1.25
               Jerry Zucker              July 21, 1999             25,000           1.25
               Jerry Zucker              July 21, 1999             25,000           1.25
               Jerry Zucker              July 21, 1999             16,400           1.1875
               Jerry Zucker              July 21, 1999              7,000           1.25
               Jerry Zucker              July 21, 1999              5,000           1.25
               Jerry Zucker              July 21, 1999              3,600           1.25
               Jerry Zucker              July 21, 1999              3,500           1.25
               Jerry Zucker              July 21, 1999                500           1.1875
               Jerry Zucker              July 22, 1999             22,500           1.375
               Jerry Zucker              July 22, 1999             15,200           1.375
               Jerry Zucker              July 22, 1999             15,000           1.375
               Jerry Zucker              July 22, 1999             12,700           1.375
               Jerry Zucker              July 22, 1999             12,300           1.3125
               Jerry Zucker              July 22, 1999              3,500           1.375
               Jerry Zucker              July 22, 1999              2,500           1.375
               Jerry Zucker              July 23, 1999              5,000           1.375
               Jerry Zucker              July 26, 1999             19,300           1.5
               Jerry Zucker              July 26, 1999             19,300           1.5
               Jerry Zucker              July 26, 1999             19,200           1.5
               Jerry Zucker              July 26, 1999             15,000           1.5
               Jerry Zucker              July 26, 1999             10,000           1.5
               Jerry Zucker              July 26, 1999              8,800           1.4375
               Jerry Zucker              July 26, 1999              5,700           1.5
               Jerry Zucker              July 26, 1999              1,900           1.5
               Jerry Zucker              July 26, 1999                800           1.5
               Jerry Zucker              July 27, 1999              5,200           1.5
               Jerry Zucker              July 27, 1999              1,000           1.5
               Jerry Zucker              July 28, 1999             20,000           1.5
               Jerry Zucker              July 28, 1999              2,500           1.5
               Jerry Zucker              July 28, 1999              2,500           1.5
               Jerry Zucker              July 30, 1999             24,000           1.5
               Jerry Zucker              July 30, 1999             15,000           1.5
               Jerry Zucker              August 2, 1999            29,000           1.5
               Jerry Zucker              August 2, 1999            21,000           1.5
               Jerry Zucker              August 2, 1999             4,000           1.5
               Jerry Zucker              August 3, 1999             8,500           1.5
               Jerry Zucker              August 3, 1999             8,000           1.5
               Jerry Zucker              August 3, 1999             8,000           1.5
               Jerry Zucker              August 3, 1999             5,200           1.5
               Jerry Zucker              August 5, 1999            24,300           1.5
               Jerry Zucker              August 5, 1999             3,000           1.5
               Jerry Zucker              August 5, 1999             1,000           1.5
               Jerry Zucker              August 5, 1999               700           1.5
               Jerry Zucker              August 5, 1999               400           1.5
               Jerry Zucker              August 6, 1999            30,000           1.5

                               Page 5 of 8 Pages

               Person Who Effected       Transaction          Number of            Price Per
                  the Transaction        Date                 Shares Purchased       Share
              --------------------       ------------------   ----------------     ---------
               Jerry Zucker              August 6, 1999              4,200           1.5
               Jerry Zucker              August 6, 1999              4,000           1.5
               Jerry Zucker              August 6, 1999              1,800           1.5
               Jerry Zucker              August 10, 1999            40,000           1.5
               Jerry Zucker              August 10, 1999            25,000           1.5
               Jerry Zucker              August 10, 1999            15,000           1.5
               Jerry Zucker              August 10, 1999            12,000           1.5
               Jerry Zucker              August 10, 1999             7,000           1.5
               Jerry Zucker              August 10, 1999             1,000           1.5
               Jerry Zucker              August 13, 1999            35,000           1.5
               Jerry Zucker              August 13, 1999            15,000           1.5
               Jerry Zucker              August 13, 1999            10,000           1.5
               Jerry Zucker              August 13, 1999             5,000           1.5
               Jerry Zucker              August 13, 1999               600           1.5
               Jerry Zucker              August 23, 1999             6,000           1.4375
               Jerry Zucker              August 23, 1999             4,600           1.4375
               Jerry Zucker              August 23, 1999             2,900           1.4375
               Jerry Zucker              August 23, 1999             2,900           1.4375
               Jerry Zucker              August 23, 1999             1,700           1.4375
               Jerry Zucker              August 23, 1999               100           1.4375
               Jerry Zucker              August 23, 1999               100           1.4375
               Jerry Zucker              September 8, 1999          81,600           1.5
               Jerry Zucker              September 8, 1999          45,000           1.5
               Jerry Zucker              September 8, 1999          35,000           1.5
               Jerry Zucker              September 8, 1999          29,500           1.5
               Jerry Zucker              September 8, 1999          21,000           1.5
               Jerry Zucker              September 8, 1999          20,000           1.5
               Jerry Zucker              September 8, 1999          15,000           1.5
               Jerry Zucker              September 8, 1999           5,500           1.5
               Jerry Zucker              September 8, 1999           3,500           1.375
               Jerry Zucker              September 8, 1999           2,500           1.4375
               Jerry Zucker              September 8, 1999           2,400           1.4375
               Jerry Zucker              September 9, 1999          15,000           1.5
               Jerry Zucker              September 9, 1999          11,300           1.5
               Jerry Zucker              September 9, 1999          10,000           1.5
               Jerry Zucker              September 9, 1999           8,000           1.5
               Jerry Zucker              September 9, 1999           7,000           1.5
               Jerry Zucker              September 9, 1999           5,000           1.5
               Jerry Zucker              September 9, 1999           4,000           1.5
               Jerry Zucker              September 9, 1999           4,000           1.5
               Jerry Zucker              September 9, 1999           3,700           1.5
               Jerry Zucker              September 9, 1999           3,000           1.5
               Jerry Zucker              September 9, 1999           1,000           1.5
               Jerry Zucker              September 10, 1999         14,500           1.5
               Jerry Zucker              September 10, 1999         10,000           1.5
               Jerry Zucker              September 10, 1999          7,300           1.5
               Jerry Zucker              September 10, 1999          7,000           1.5
               Jerry Zucker              September 10, 1999          5,000           1.5
               Jerry Zucker              September 13, 1999         16,500           1.5

                              Page 6 of 8 Pages

               Person Who Effected          Transaction          Number of        Price Per
                  the Transaction               Date         Shares Purchased      Share
              ----------------------     ------------------  -----------------    --------
               Jerry Zucker              September 13, 1999         13,500           1.4375
               Jerry Zucker              September 13, 1999          3,000           1.5
               Jerry Zucker              September 13, 1999          2,100           1.5
               Jerry Zucker              September 13, 1999          2,000           1.5
               Jerry Zucker              September 13, 1999          2,000           1.5
               Jerry Zucker              September 13, 1999          1,000           1.5
               Jerry Zucker              September 14, 1999          5,400           1.5
               Jerry Zucker              September 14, 1999          5,000           1.5
               Jerry Zucker              September 14, 1999          1,500           1.5
               Jerry Zucker              September 14, 1999          1,000           1.5
               Jerry Zucker              September 15, 1999         85,000           1.5
               Jerry Zucker              September 15, 1999         51,500           1.5
               Jerry Zucker              September 15, 1999          3,400           1.5
               Jerry Zucker              September 15, 1999          3,300           1.5
               Jerry Zucker              September 15, 1999          3,300           1.5
               Jerry Zucker              September 15, 1999          1,000           1.5
               Jerry Zucker              September 15, 1999          1,000           1.5
               Jerry Zucker              September 16, 1999         19,900           1.5
               Jerry Zucker              September 16, 1999          2,600           1.5
               Jerry Zucker              September 16, 1999          2,500           1.5
               Jerry Zucker              September 17, 1999         10,200           1.5625
               Jerry Zucker              September 17, 1999         15,300           1.625

               All purchases were effected through unsolicited brokers' transactions on the American Stock Exchange.


          (d) Right to Receive or Power to Direct: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by the Reporting Person.

          (e)  Date Reporting Person Ceased to be 5% Owner:   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          None.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          None.

                              Page 7 of 8 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 17, 1999


                              /s/ Jerry Zucker
                              __________________________________________
                              Print Name:  Jerry Zucker

                               Page 8 of 8 Pages